Himalaya Shipping Ltd. (HSHP) Invitation to Third Quarter 2026 Conference Call

Hamilton, Bermuda, November 10, 2026

Himalaya Shipping Ltd. will be hosting a conference call to discuss the Company's results for the third quarter of 2026 on Wednesday, November 11, 2026 at 9:00 a.m. Eastern Time (3:00 p.m. CET). The Company plans to release its financial results for the third quarter of 2026 after the close of the Oslo Stock Exchange on Tuesday, November 10, 2026. The earnings report and presentation will be available on the Investor Relations section on www.himalaya-shipping.com.

To join the call, you may register at:

Himalaya Shipping Webcast Q3 2026 (https://qcnl.tv/p/QlvX91uvJAnXGmjenwuN4A)

Dial-in:

Denmark: +45-7-8768490
Sweden: +46-8-1241-0952
Norway: +47 21 95 63 42
United Kingdom: +44-203-7696819
United States: +1 646-787-0157
Germany: +49-30-21789327

Pin code for all countries: 114120

There will be a Q&A session after the presentation.

Participants are encouraged to dial in 10 minutes before the start of the call.

Questions may be directed to:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756